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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                              1mage Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.004
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45244 M 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        S. Lee Terry, Jr. Davis Graham &
                                   Stubbs LLP
                           1550 17th Street, Suite 500
                                Denver, CO 80202
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 45244 M 102                                       1mage Software, Inc.
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      David R. DeYoung
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

       NUMBER OF                 933,216
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER
        OWNED BY
          EACH                   949,067
       REPORTING           -----------------------------------------------------
         PERSON            9     SOLE DISPOSITIVE POWER
          WITH
                                 933,216
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 949,067
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,882,283
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 45244 M 102                                       1mage Software, Inc.
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

This statement relates to the $.004 par value common stock of 1mage Software, Inc., 6025 S. Quebec Street, Suite 300, Englewood, CO 80112.

Item 2.     Identity and Background.

            (a)   Name: David R. DeYoung

            (b)   Business 6025 S. Quebec Street  Address:  Englewood,  Colorado
                  80111

            (c)   Principal
                  Occupation:    President, Chief Executive Officer and Director
                                 1mage Software, Inc.
                                 6025 S. Quebec Street
                                 Englewood, Colorado 80111

            (d)   Criminal Proceedings: None

            (e)   Civil Proceedings: None

            (f)   Citizenship: U.S.

Item 3.     Source and Amount of Funds or Other Consideration.

On March 31, 2005, the Issuer entered into an Amendment to its Revolving Credit Agreement with DEMALE, LLC, a Colorado limited liability company ("DEMALE") to increase the line of credit by $200,000 and to extend the loan repayment date to June 30, 2007. As additional consideration for this increase and extension, the Issuer agreed to change the price for DEMALE's conversion right for the principal amount of, and unpaid interest on, the line of credit from a conversion price equal to (a) 80% of the fair market value on the date that DEMALE's written notice of such conversion to the Issuer's common stock is received by the Issuer, to (b) $0.14 per share or 80% of the fair market value on the date of the written notice, whichever is lower at the time of conversion. As a result of the increase in the amount owed to DEMALE under the line of credit to $500,000 and the fixing of the maximum conversion price at $0.14 per share, DEMALE is now the beneficial owner of 3,740,057 shares (including accrued interest through March 31, 2005), or 53%. Its members are David R. DeYoung, the Issuer's President, Chief Executive Officer and a Director, John G. Mazza and Spencer D. Lehman, Directors and more than 10% shareholders of the Issuer, and Gold King Investments LLC ("King"), of which Robert Wiegand II, a Director of the Issuer, is a minority interest holder Messrs. DeYoung, Mazza and Lehman each hold a 25.4% in DEMALE, King an 23.8% interest, and Mr. Wiegand a 4.3% indirect interest.

Schedule 13D
CUSIP No. 45244 M 102                                       1mage Software, Inc.
--------------------------------------------------------------------------------

Item 4.     Purpose of Transaction.

Mr. DeYoung holds the Issuer's common stock reported herein for the purpose of investment. Subject to and depending upon the availability of prices deemed favorable by him, he may choose to purchase additional shares of common stock from time to time in the open market, in privately negotiated transactions with third parties. In addition, depending upon prevailing conditions, Mr. DeYoung may determine to dispose of shares of common stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

In its capacity of owning a 53% interest in the Issuer, DEMALE is deemed to control the Issuer. However, Mr. DeYoung and DEMALE have no independent plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Items 3 and 4 are incorporated herein by reference.

Mr. DeYoung is the beneficial owner of 1,882,283 shares (40.3%) of the Issuer's common stock. That includes 933,216 shares for which he has the sole power to vote and dispose of the shares and 949,067 shares for which he has shared power to vote and dispose of the shares. Also, pursuant to Mr. DeYoung's employment agreement, he is entitled to receive a grant, at the fair market value of the shares on the date of grant, of a sufficient number of ten year options as are necessary to permit him to retain the same percentage of beneficial ownership in the Company as he held on December 16, 1996. Excludes 402,501 shares held by Mr. DeYoung's spouse, Mary Anne DeYoung, as to which beneficial ownership is disclaimed by Mr. DeYoung.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            None.

Item 7.     Material to Be Filed as Exhibits.

            Amendment to Revolving Credit Agreement dated March 31, 2005 filed as Exhibit 10.1 to the Issuer's Form 8-K filed April 7, 2005 is incorporated by reference herein.

Schedule 13D
CUSIP No. 45244 M 102                                       1mage Software, Inc.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 18, 2005
                                                     ---------------------------
                                                     Date


                                                     /s/ David R. DeYoung
                                                     ---------------------------
                                                     David R. DeYoung